EXHIBIT 11 – COMPUTATION OF INCOME (LOSS) PER SHARE

(In thousands, except per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
NUMERATOR:
Net loss attributable to the Company – common shares	$(101,855)	$(50,561)	$(297,656)	$(233,215)
Less: Participating securities dividends	-	319	2,566	8,177
Net loss attributable to the Company per common share – basic and diluted	$(101,855)	$(50,880)	$(300,222)	$(241,392)

DENOMINATOR:
Weighted average common shares outstanding – basic	83,455	82,765	83,264	82,654
Effect of dilutive securities:
Stock options and restricted stock (1)	-	-	-	-
Weighted average common shares outstanding – diluted	83,455	82,765	83,264	82,654

Net loss attributable to the Company per common share:
Basic	$(1.22)	$(0.61)	$(3.61)	$(2.92)
Diluted	$(1.22)	$(0.61)	$(3.61)	$(2.92)

(1)     Equity awards of 6.7 million and 5.1 million were outstanding as of September 30, 2013 and 2012, respectively, but were not included in the computation of diluted earnings per share because to do so would have been antidilutive.